UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,658,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,658,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

*This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		482,877**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

482,877**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,877**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

**Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,055,022*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,055,022*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,055,022*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,141,237*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,141,237*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,237*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

*Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,055,022*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,055,022*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,055,022*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

*Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,683,675*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,683,675*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,683,675*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IA

*Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,683,675*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,683,675*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,683,675*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IN

*Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

10

CUSIP No. 002121101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,658,360 Shares beneficially owned by Series One is approximately $10,589,629, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 331,977 Shares beneficially owned by Series Two is approximately $2,149,470, including brokerage commissions. The aggregate purchase price of the 150,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series Two is approximately $605,109, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,899,122 Shares beneficially owned by VSO II is approximately $31,736,165, including brokerage commissions. The aggregate purchase price of the 155,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $574,529, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 271,116 Shares beneficially owned by VSO III is approximately $1,680,883, including brokerage commissions. The aggregate purchase price of the 216,300 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $788,445, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 76,555,094 Shares outstanding, which is the total number of Shares outstanding as of July 26, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2019.

11

CUSIP No. 002121101

A.	Series One
(a)	As of the close of business on August 19, 2019, Series One beneficially owned 1,658,360 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,658,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,658,360
(c)	Series One has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
B.	Series Two
(a)	As of the close of business on August 19, 2019, Series Two beneficially owned 482,877 Shares, including 150,900 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 482,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 482,877
(c)	Series Two has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
C.	VSO II
(a)	As of the close of business on August 19, 2019, VSO II beneficially owned 5,055,022 Shares including 155,900 Shares underlying call options currently exercisable.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,055,022
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,055,022
(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 002121101

D.	VSO III
(a)	As of the close of business on August 19, 2019, VSO III beneficially owned 487,416 Shares including 216,300 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416
(c)	VSO III has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
E.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One and (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,141,237
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,141,237
(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
F.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 5,055,022 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,055,022
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,055,022
(c)	VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP No. 002121101

G.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416
(c)	VSO GP III has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
H.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, Series Two, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 5,055,022 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,683,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,683,675
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf VSO II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 5,055,022 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,416 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Approximately 10.0%

14

CUSIP No. 002121101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,683,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,683,675
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously reported, VSO II purchased in the over-the-counter market American-style put options referencing an aggregate of 1,367,900 Shares, which had an exercise price of $7.50 and had an expiration date of August 16, 2019. On August 14, 2019, 45,200 Shares were delivered to VSO II upon assignment of 452 of these put options, on August 15, 2019, 217,900 Shares were delivered to VSO II upon assignment of 2,179 of these put options, and on August 16, 2019, 1,104,800 Shares were delivered to VSO II upon assignment of 11,048 of these put options, as further detailed on Schedule A attached hereto, which is incorporated by reference herein.

As previously reported, VSO purchased in the over-the-counter market American-style put options referencing an aggregate of 111,700 Shares, which had an exercise price of $5.00 and had an expiration date of August 16, 2019. On August 16, 2019, these put options expired worthless pursuant to their terms. Accordingly, VSO II no longer has any exposure to such options.

On July 26, 2019, Mr. Singer received, in his capacity as a director to the Board, a restricted stock unit award relating to 30,120 Shares, which will vest in three equal annual installments on the anniversary of the grant date, provided that Mr. Singer continues to serve as a director through each vesting date.

15

CUSIP No. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

16

CUSIP No. 002121101

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

17

CUSIP No. 002121101

SCHEDULE A

Transactions in the Securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Delivery of Common Stock Upon Assignment of August 16, 2019 Put Option $(7.50 Strike Price)	45,200	7.5000	08/14/2019
Delivery of Common Stock Upon Assignment of August 16, 2019 Put Option $(7.50 Strike Price)	217,900	7.5000	08/15/2019
Delivery of Common Stock Upon Assignment of August 16, 2019 Put Option $(7.50 Strike Price)	1,104,800	7.5000	08/16/2019